UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  001- 33283

EUROSEAS LTD.
(Translation of registrant's name into English)

Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations, updated capitalization table and interim unaudited financial statements and related information and data of the Company as of and for the nine month period ended September 30, 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed on July 2, 2008, Registration No. 333-152089, and the Company's Registration Statement on Form S-8, as amended, originally filed on December 18, 2007, Registration No. 333-148124.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fleet Profile.

As of the date of this filing, our fleet and its contracted employment are as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC 'til Dec-09 Then until Nov-11	$25,200 $17,500
ELENI P	Panamax	72,119		1997	TC 'til May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	6	370,499
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC 'til Mar-12	$9,500 'til Dec-10, $9,000 'til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC 'til Aug-11 (3 annual options 'til Aug-14)	$16,800 'til Aug-11 $18,735 'til Aug-12 $19,240 'til Aug-13 $19,750 'til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC 'til Mar-10	$7,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC Til Dec-09 (2 monthly options til Feb-10)	$4,000

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
YM PORT KELANG (ex-MASTRO NICOS, ex-YM XINGANG I)	Handy size	23,596	1,599	1993	TC 'til Nov-10 (option 'til Nov-11)	$3,750 'til Nov-10 ($5,900 'til Nov-11
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til Jan-10 (option til Jun-10) (option til Jun-11)	$3,850 'til Jan-10 $4,000 'til Jun-10 CONTEX less 10% 'til Jun-11
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til Jan-10	$3,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ' til Dec-09 (option 'til Jun-10)	$3,850
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	17	666,754	18,827

Note: "TC" denotes time charter. All dates listed are the earliest redelivery dates under each TC. All extension option are in favour of the charterers.

(*) "Irini" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.
(**) "Monica P" is employed in the Bulkhandling spot pool that is also managed by Klaveness.

New charter arrangements:

"YM Port Kelang" (ex-"Mastro Nicos", ex-"YM Xingang I") entered into an approximately one year time charter agreement at a gross daily rate of $3,750 per day. The charterer has the option to extend the charter for one additional year at a gross daily rate of $5,900 per day. Upon delivery to new charterers the vessel was renamed "YM Port Kelang".

"Manolis P" entered into a time charter agreement ranging from a three to six month period at a gross daily rate of $3,850 per day with an option of the charterer to extend it for another five to seven months at a gross daily rate of $4,000 per day and upon completion of that optional period the charterer has another option to further extend the charter for one more year at a rate based on the 1,700 TEU Container Index (CONTEX) minus 10%.

"Ninos" was re-delivered early from its previous charter and was chartered at the rate shown in the above table.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008.

Voyage revenues. Voyage revenues for the nine month period ended September 30, 2009 were $49.10 million, down 54.4% compared to the same period in 2008 during which voyage revenues amounted to $107.56 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2009 as compared to 2008, due to the significant decline in rates in both the drybulk and containership markets. In the first nine months of 2009, we operated an average of 16.17 vessels, a 4.5% increase over the average of 15.48 vessels we operated during the same period in 2008. Our fleet of 16.17 vessels had 55.5 scheduled off-hire days throughout the nine month period ended September 30, 2009 and 649 laid-up days as three of our vessels were laid-up, M/V Artemis for the entire period and  M/V Despina P and M/V Jonathan P for the second and third quarters. We had 156.1 commercial off-hire days and 23.2 operational off-hire days.  While employed, our vessels generated a time-charter equivalent ("TCE") rate of $13,632 per day per vessel compared to $25,868 per day per vessel for the same period in 2008 (see calculation in table below), a decline of 47.3%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Charter rates in the first nine months of 2009 were significantly lower compared to the first nine months of 2008. Our vessels that operated in the spot market or came off time charter contracts and had to be re-chartered were negatively influenced by the depressed market levels during the first nine months of 2009 and had to incur commercial off-hire time.

The table below shows the calculation of our TCE rate and its reconciliation to voyage revenues as reflected in the consolidated statement of income. TCE revenue is not a GAAP measure but provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE revenues and TCE rate is also used in the industry in making decisions regarding the employment of vessels over different routes as it shows the daily earning capacity over the employment period net of voyage expenses.

	Nine months Ended
	September 30, 2008	September 30, 2009
Voyage revenues	$107,564,775	$49,098,531
Voyage expenses	(2,829,862)	(975,038)
Time-Charter Equivalent ("TCE") revenues	$104,734,913	$48,123,493
Voyage days generating revenues	4,048.8	3,530.2
Time-Charter Equivalent Rate (per day)	$25,868	$13,632

Commissions. Commissions for the nine month period ended September 30, 2009 were $1.77 million. At 3.6% of voyage revenues, commissions were lower than in the same period of 2008 during which they amounted to 4.5% of our voyage revenues. The main reason for this reduction is that voyage revenues in 2009 include a larger contribution from vessels employed in pools where third party commissions are paid at the pool level (we had two vessels operating in pools during the first nine months of 2009 compared to one during the same period of 2008).

Voyage expenses. Voyage expenses for the nine month period ended September 30, 2009 were $0.98 million related to expenses for certain voyage charters compared to $2.83 million for the same period of 2008. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (2.0% and 2.6% during the first nine months of 2009 and 2008, respectively) of voyage revenues.

Vessel operating expenses. Vessel operating expenses were $17.44 million during the first nine months of 2009 compared to $20.35 million for the same period of 2008.  This difference, despite the higher number of vessels that we operated in the first nine months of 2009, was due to the fact that our three vessels which were at least partly laid-up in 2009 incurred lower costs while laid-up.  Daily vessel operating expenses, excluding management fees, which are discussed further below decreased between the two periods to $3,950, per day in the first nine months of 2009 compared to $4,798 per day during the same period of 2008, a 17.7% decrease, reflecting the reduced expenses for the laid-up vessels and the easing of cost increase pressures from higher crew and lubricant costs, as well as the higher average exchange rate of the Euro and other currencies with respect to the U.S. dollar that were present during most of 2008.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During the first nine months of 2009, Eurobulk charged us 655 Euros per day per operating vessel (and half this rate  for vessels laid-up), totaling $3.71 million for the period, or $840 per day per vessel. In the same period of 2008, management fees amounted to $4.12 million, or $972 per day per vessel based on the daily rate per vessel of 630 Euros.  The decrease on a per day basis is due to the lower Euro to U.S. dollar exchange rate in the first nine months of 2009 as compared to the same period of 2008 and lower management fees paid for the laid-up vessels.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first nine months of 2009, we had a total of $2.85 million of general and administrative expenses as compared to $3.29 million in same period of 2008, a decrease of 13.3% despite a 3.5% inflation-based increase of the executive management fees we pay to Eurobulk and other miscellaneous differences.  The decline is primarily due to lower share-based compensation expenses.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. As of January 1, 2009, we use the direct expense method of accounting for such expenses as opposed to the deferral method that we employed previously.  In the first nine months of 2009, we had two vessels undergoing drydocking for a total of $1.91 million. During the first nine months of 2008, we had five vessels undergoing drydocking, one of which was still in progress as of September 30, 2008, for which we incurred $5.21 million of expenses.

Vessel depreciation. Vessel depreciation for the nine month period ended September 30, 2009 was $14.39 million. Comparatively, vessel depreciation for the same period in 2008 amounted to $22.60 million. Vessel depreciation in the first nine months of 2008 was higher compared to the same period of 2009 because the M/V Ioanna P and M/V Nikolaos P, which were sold in the first quarter of 2009, contributed about $6.06 million to the depreciation expenses of the first nine months of 2008 (they were not depreciated in 2009 as they were classified as "held for sale" as of December 31, 2008).  Also, due to the net changes in estimates of the useful lives of our containerships (from 25 to 30 years based on their intended use and industry practice) and the decrease of the scrap price per ton (from $300 to $250 to better reflect changes in the scrap metal market), depreciation expenses for the first nine months of 2009 were reduced by $4.84 million. Finally, these reductions were partly offset by $2.67 million incremental depreciation expenses for the four vessels we purchased in May 2008 (M/V Maersk Noumea) and in 2009 (M/V Monica P , M/V Eleni P and M/V Pantelis).

Interest and other financing costs. Interest and other financing costs for the nine month period ended September 30, 2009 were $1.03 million. Comparatively, during the same period in 2008, interest and finance costs amounted to $2.31 million. The difference is due to the lower average LIBOR rate that we had fixed to pay on our debt in the first nine months of 2009 compared to the same period in 2008 and, to a lesser degree, to our lower average level of debt outstanding during the period. Specifically, the average LIBOR rate on our debt as of September 30, 2009 was approximately 0.3% compared to approximately 2.9% as of September 30, 2008; our average interest rate margin over LIBOR was approximately 1.6% as of September 30, 2009 compared to approximately 1.0% as of September 30, 2008,

Interest income. Interest income for the nine month period ended September 30, 2009 was $0.95 million compared to $2.39 million for the same period of 2008. The difference is due to the lower average cash reserves and the lower interest rates prevailing during the first nine months of 2009 as compared to the same period of 2008.

Investments in trading securities and foreign exchange gains or losses. In the first nine months of 2009, we had a $23,902 foreign exchange gain compared to a $16,276 foreign exchange loss in the same period of 2008. In the first nine months of 2009, we had realized and unrealized gains from investments in trading securities of $0.52 million, compared to a realized and unrealized loss from investments in trading securities of $0.83 million in 2008.  Our investments in trading securities produced $0.27 million in dividend income in the first nine months of 2008; we had no dividend income in the first nine months of 2009.

Derivatives gains (losses). In the first nine months of 2009, we had a loss of $5.95 million from two interest rate swap contracts that we entered into in July 2008 and July 2009 and a number of Freight Forward Agreement ("FFA") contracts that we entered into in December of 2008 and during the first nine months of 2009. We had an unrealized loss of $93,911 and a realized loss of $0.31 million from the interest rate swap contracts and we had a realized loss of $3.01 million and an unrealized loss of $2.55 million from the FFA contracts.  In the first nine months of 2008, we had a $0.11 million unrealized loss from an interest rate swap contract. We had no FFA contracts during the first nine months of 2008.

Net income/loss. As a result of the above, our net income for the nine months ended on September 30, 2009 was $0.68 million compared to net income of $43.72 million on an as adjusted basis (for change in drydocking costs accounting policy) for the same period in 2008.

Liquidity and Cash Flows

As of September 30, 2009, we had a cash balance of $42.73 million, funds due from a related company of $5.93 million and restricted cash and cash in restricted retention or margin accounts of $9.96 million. Amounts due from such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from such related company mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  The amount of $5.93 million due from the related company as of September 30, 2009 therefore consists entirely of such deposits. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $33.19 million including the current portion of long term debt which was $13.55 million as of September 30, 2009. The $9.23 million of dividends declared was paid as of September 30, 2009, except for $62,500 that was accrued on account of the unvested stock incentive award shares which will be paid at the time of vesting. We consider our liquidity sufficient for our operations.  We expect to finance all our working capital requirements from cash generated from operations and cash on our balance sheet.

Net cash from operating activities.

Our net cash from operating activities for the nine months ended September 30, 2009 was $11.50 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Net income for the period was $0.68 million, which was increased by $14.39 million of depreciation and $2.64 million of unrealized derivative losses, and decreased by $1.09 million for amortization of fair value of charters and $2.36 million we had to put in a margin account for our FFA contracts amongst other adjustments. During the same period of 2008, net cash flow from operating activities was $60.59 million based on a contribution of net income of $43.72 million reduced by $5.80 million for amortization of fair value of charters and increased by $22.60 million of depreciation amongst other adjustments.

Net cash from investing activities.

In the first nine months of 2009, we purchased three vessels for $62.22 million in addition to $1.82 million of deposits advanced in December 2008. We sold two vessels in the first nine months of 2009 for net proceeds of $5.98 million and contributed an additional $0.61 million to restricted accounts for total funds used in investment activities of $56.86 million. In the same period of 2008, we paid $43.58 million to purchase M/V Maersk Noumea and we increased funds in our retention account by $0.92 million for total funds used in investment activities of $44.50 million.  It is our strategy to expand and renew our fleet by pursuing selective acquisitions.  At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions.

Net cash used in financing activities.

In the first nine months of 2009, net cash provided by financing activities amounted to $14.24 million. These funds consisted primarily of $33.00 million of new loans drawn and $0.65 net proceeds from stock issuance under our continuous offering program offset in part by $9.28 million of dividends paid, $9.93 million of loan repayments and $0.21  million of loan initiation fees. In the same period of 2008, net cash used in financing activities amounted to $45.93 million. This is accounted for by the $28.37 million in dividend payments and $19.26 million of debt repayments partly offset by $1.81 million net proceeds of new shares issued upon the exercise of 192,213 warrants.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. We drew new loans totaling $33.00 million in the first nine months of 2009 to partly finance the three vessels we purchased in the period.

As of September 30, 2009, we had ten outstanding loans with a combined outstanding balance of $79.09 million. These loans have maturity dates between 2010 and 2017. Our long-term debt as of September 30, 2009 comprises of bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of September 30, 2009 is provided in Note 9 to our attached unaudited condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $13.55 million of the above debt. As of September 30, 2009, we were in compliance with our loan agreement covenants.

We have partly hedged our interest rate exposure and entered into two interest rate swap agreements: (i) one for a notional amount of $25 million which expires on July 14, 2013; under this agreement we will receive each quarter interest on the notional amount based on the three month LIBOR rate and pay interest based on an interest rate of 3.99%, and, (ii) another one for a notional amount of $25 million which expires on July 8, 2014; under this agreement we will receive each quarter interest on the notional amount based on the three month LIBOR rate and pay interest based on an interest rate of 2.88%.

CAPITALIZATION

The following table sets forth our consolidated capitalization at September 30, 2009:

•	on an actual basis; and

•
on an as adjusted basis to give effect to a cash dividend of $1,553,986 ($0.05 per share) declared on November 16, 2009 payable to holders of record as of the close of business on December 11, 2009, the vesting of 70,000 shares of restricted incentive stock awards, and loan repayments of $2.3 million.

The following table does not give effect to the issuance and sale of any of the 6,865,900 shares of common stock remaining unsold under our continuous offering program.

As of September 30, 2009
	Actual	As Adjusted(1)

Debt(2):
Current portion of long term debt	$13,550,000	$11,250,000
Total long term debt, net of current portion	65,540,000	65,540,000
Total debt	79,090,000	76,790,000
Shareholders' equity:
Common stock, $0.03 par value; 100,000,000 shares authorized on an actual, as adjusted and as further adjusted basis; 30,779,711 shares issued and outstanding on an actual basis; 30,849,711 on an as adjusted basis(3)	923,392	925,492
Preferred stock, $0.01 par value; 20,000,000 shares authorized on an actual, as adjusted basis and as further adjusted basis; 0 shares issued and outstanding	—	—
Additional paid-in capital	235,521,957	235,519,857
Retained earnings	12,797,530	11,243,294
Total shareholders' equity	249,242,879	247,688,643
Total capitalization	$328,332,879	$324,478,643

——————
(1)	There have been no significant changes, except as adjusted and described above, to our capitalization since September 30, 2009.

(2)	Debt is secured by mortgages on some of our vessels.

(3)	Does not include 144,913 warrants, with an exercise price of $10.80 per share that expire on August 25, 2010. Also does not include 235,000 shares of unvested stock incentive awards.

As of September 30, 2009, we had $50.3 million in cash and cash equivalents including restricted cash of $7.6 million but excluding cash deposits on FFA's of $2.4 million and, on an "as adjusted" basis as described above and taking into account the factors set forth below, cash and cash equivalents are approximately $46.4 million.  This amount reflects (i) dividend payments of $1.6 million and (ii) loan repayments of $2.3 million.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
September 30, 2008 and 2009

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2008 (as adjusted Note 2)	September 30, 2009
Assets
Current assets
Cash and cash equivalents		73,851,191	42,725,914
Trade accounts receivable, net of allowance of $408,893 and $631,819		1,233,895	1,518,975
Other receivables		1,439,628	727,574
Due from related company	8	4,678,750	5,926,177
Inventories	3	2,011,973	2,137,895
Restricted cash	9, 13	2,181,264	3,440,758
Vessels held for sale	4	6,067,020	-
Trading securities		771,727	552,349
Derivatives	13	61,670	69,606
Prepaid expenses		241,102	388,711
Total current assets		92,538,220	57,487,959

Fixed assets
Vessels, net	4	231,963,606	281,619,215
Advances for vessel acquisitions		1,821,798	-
Long-term assets
Restricted cash	9, 13	4,800,000	6,518,295
Deferred charges, net	5	373,702	365,781
Derivatives	13	68,038	276,986
Fair value of above market time charter acquired	7	1,653,422	-
Total long-term assets		240,680,566	288,780,277
Total assets		333,218,786	346,268,236

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	9	12,450,000	13,550,000
Trade accounts payable		2,283,488	2,760,063
Accrued expenses	6	1,206,466	1,447,799
Accrued dividends		116,750	62,500
Deferred revenues		4,533,601	1,322,413
Derivatives	13	827,210	5,152,583
Total current liabilities		21,417,515	24,295,358

Long-term liabilities
Long-term debt, net of current portion	9	43,565,000	65,540,000
Derivatives	13	2,700,028	1,231,561
Fair value of below market time charters acquired	7	8,704,811	5,958,438
Total long-term liabilities		54,969,839	72,729,999
Total liabilities		76,387,354	97,025,357

Commitments and contingencies	10	-

Shareholders' equity
Common stock (par value $0.03, 100,000,000 shares authorized, 30,575,611 and 30,779,711 issued and outstanding)		917,269	923,392
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital	11	234,567,670	235,521,957
Retained earnings		21,346,493	12,797,530
Total shareholders' equity		256,831,432	249,242,879
Total liabilities and shareholders' equity		333,218,786	346,268,236

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income
(All amounts, except for share data, expressed in U.S. Dollars)

		Nine months ended
	Notes	September 30, 2008 (as adjusted Note 2)	September 30, 2009

Revenues
Voyage revenue		107,564,775	49,098,531
Commissions	8	(4,827,793)	(1,774,961)
Net revenue		102,736,982	47,323,570

Operating expenses
Voyage expenses		2,829,862	975,038
Vessel operating expenses	8	20,352,597	17,435,904
Drydocking expenses	2	5,212,057	1,912,474
Vessel depreciation	4	22,604,142	14,390,828
Management fees	8	4,121,655	3,707,350
Other general and administrative expenses	8	3,285,175	2,848,467
Charter termination fees		-	(103,577)
Total operating expenses		58,405,488	41,166,484

Operating income		44,331,494	6,157,086

Other income/(expenses)
Interest and other financing costs		(2,311,660)	(1,028,217)
Change in fair value of derivatives	13	(110,206)	(5,950,582)
Realized and unrealized (loss) / gain on trading securities		(834,767)	521,870
Foreign exchange (loss) / gain		(16,276)	23,902
Interest income		2,385,342	952,512
Dividend income		273,756	-
Other expenses, net		(613,811)	(5,480,515)
Net income		43,717,683	676,571
Earnings per share - basic	11	1.44	0.02
Weighted average number of shares outstanding during the period, basic	11	30,409,078	30,593,401
Earnings per share - diluted	11	1.43	0.02
Weighted average number of shares outstanding during the period, diluted	11	30,555,095	30,642,954

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity
For the nine months period ended September 30, 2009
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income	Number of Shares	Common Stock Amount	Paid – in Capital	Retained Earnings	Total
Balance, December 31, 2008		30,575,611	917,269	234,567,670	28,744,133	264,229,072
Cumulative effect adjustment from change in accounting policy for drydockings					(7,397,640)	(7,397,640)
Balance, January 1, 2009 (as adjusted – Note 2)		30,575,611	917,269	234,567,670	21,346,493	256,831,432
Net income	676,571				676,571	676,571
Share-based compensation		70,000	2,100	707,614	-	709,714
Shares issued through continuous offering plan		134,100	4,023	246,673	-	250,696
Dividends (Dividends declared per common share $0.30)	-	-	-	-	(9,225,534)	(9,225,534)
Balance, September 30, 2009		30,779,711	923,392	235,521,957	12,797,530	249,242,879

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

	Nine months ended September 30,
	2008 (as adjusted Note 2)	2009
Cash flows from operating activities:
Net income	43,717,683	676,571
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	22,604,142	14,390,828
Amortization of deferred charges	64,481	72,417
Amortization of fair value of time charters	(5,804,512)	(1,092,951)
Share-based compensation	1,392,823	709,714
Unrealized loss on derivatives, net	110,206	2,640,022
Purchase of trading securities	(922,656)	-
Sale of trading securities	860,611	741,248
Realized gain on trading securities	-	(411,444)
Unrealized loss / (gain) on trading securities	834,768	(110,426)

(Increase)/decrease in:
Trade accounts receivable	(267,805)	(285,080)
Cash deposit requirements for FFA contracts	-	(2,364,660)
Prepaid expenses	(34,410)	(147,609)
Other receivables	(704,194)	712,054
Inventories	253,858	(125,922)
Due from related company	429,192	(1,247,427)
Increase/(decrease) in:
Trade accounts payable	(707,275)	476,575
Accrued expenses	(874,232)	72,800
Deferred revenue	(359,155)	(3,211,188)
Net cash provided by operating activities	60,593,525	11,495,522

Cash flows from investing activities:
Purchase of vessels	(43,582,320)	(62,224,639)
Change in restricted cash	(919,902)	(613,129)
Proceeds from sale of vessels	-	5,980,487
Net cash (used in) investing activities	(44,502,222)	(56,857,281)

Cash flows from financing activities:
Issuance of share capital	5,030	4,023
Net proceeds from shares issued	1,805,892	645,242
Dividends paid	(28,370,052)	(9,279,783)
Offering expenses paid	(110,340)	-
Loan arrangements fees paid	-	(208,000)
Proceeds from long-term debt	-	33,000,000
Repayment of long-term debt	(19,260,000)	(9,925,000)
Net cash provided by (used in) financing activities	(45,929,470)	14,236,482

(Condensed consolidated statements of cash flows continues in the next page)

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

Nine months ended September 30,
2008 (as adjusted Note 2)	2009
Net decrease in cash and cash equivalents	(29,838,167)	(31,125,277)
Cash and cash equivalents at beginning of period	104,135,320	73,851,191
Cash and cash equivalents at end of period	74,297,153	42,725,914

Cash paid for interest	2,574,986	1,054,854

Other non-cash items
Change in accrued offering expenses	33,165	255,066

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time.

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholder of Friends Investment Company Inc. which owned 33.3% of the Company's shares as of September 30, 2009.

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) "Ariel", which was built in 1977 and acquired on March 5, 1993.  M/V "Ariel" was sold on February 22, 2007.

•
Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V "Nikolaos P", which was built in 1984 and acquired on July 22, 1996. M/V "Nikolaos P" was sold in February 2009.

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V "John P", which was built in 1981 and acquired on March 7, 1998.  M/V "John P" was sold on July 5, 2006.

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V "Pantelis P", which was built in 1981 and acquired on June 4, 1997.  M/V "Pantelis P" was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V "Gregos", which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.

•	Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V "Ninos" (previously named M/V "Quingdao I") which was built in 1990 and acquired on February 16, 2001.

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V "Irini", which was built in 1988 and acquired on October 15, 2002.

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V "Artemis", which was built in 1987 and acquired on November 25, 2005.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V "Tasman Trader", which was built in 1990 and acquired on April 27, 2006.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V "Aristides N.P.", which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V "YM Xingang I" , which was built in February 1993 and acquired on November 15, 2006. On November 6, 2009 the vessel was renamed M/V "YN Port Kelang" (from July 11, 2009 to November 5, 2009 the vessel was named M/V "Mastro Nicos").

•
Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V "Manolis P", which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V "Clan Gladiator", which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V "Clan Gladiator" was renamed M/V "OEL Transworld" and on August 31, 2009 the vessel was renamed M/V "Captain Costas".

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V "Jonathan P", which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, M/V "Jonathan P" was renamed M/V "OEL Integrity" and on March 5, 2009, the vessel was renamed M/V "Jonathan P" upon the expiration of its charter with OEL.

•
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V "Despina P", which was built in 1990 and acquired on August 13, 2007.

•
Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V "Tiger Bridge", which was built in 1990 and acquired on October 4, 2007.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 DWT bulk carrier M/V "Ioanna P", which was built in 1984 and acquired on November 1, 2007. M/V "Ioanna P" was sold in January 2009.

•
Noumea Shipping Ltd, incorporated in Liberia on May 14, 2008, owner of the Liberian flag 34,677 DWT / 2,556 TEU container vessel M/V "Maersk Noumea", which was built in 2001 and acquired on May 22, 2008.

•	Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V Monica P, which was built in 1998 and acquired on January 19, 2009.

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V Eleni P, which was built in 1997 and acquired on March 6, 2009.

•	Pantelis Shipping Ltd. , incorporated in the Republic of Malta on July 2, 2009, owner of the Maltese flag 74,020 DWT bulk carrier M/V Pantelis which was built in 2000 and acquired on July 23, 2009.

2.           Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months period ended September 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

The unaudited condensed consolidated financial statements as of and for the nine month periods ended September 30, 2009 and 2008 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 as filed with the SEC on Form 20-F.

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008. There have been no material changes to the Company's significant accounting policies, except for the accounting principle for drydocking costs and new accounting pronouncements as noted below.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - continued

New accounting pronouncements adopted or introduced in 2009:

i)  In September 2006, new guidance was issued relating to standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The new guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new guidance provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the new guidance does not require any new fair value measurements, it does change certain current practices. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The effective date of this new guidance was delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The Company adopted the new guidance for financial assets and liabilities for the fiscal year starting January 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows.  The Company has also adopted the new guidance as it relates to nonfinancial assets and liabilities, starting January 1, 2009 and its adoption did not have a material impact on its financial position, results of operations or cash flows.

ii)  In March 2008 new guidance was issued with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities.  The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts and gain and losses on instruments, and disclosures about credit –risk- related contingent features in derivative agreements.  The new guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  We have adopted the new guidance and included the required disclosures (see Note 13).

iii)  On June 16, 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The new guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this new guidance did not have an impact on our consolidated condensed financial statements as dividends are required to be returned to the entity if the employee forfeits the award.

iv)  In May 2009, new guidance was issued relating to management's assessment of subsequent events.  This new guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, the new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively.  The adoption of this new guidance in the current quarter did not have a material impact on the Company's consolidated condensed financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - continued

v)  On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content will carry the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. This new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 and updated references to US GAAP in these condensed consolidated financial statements to reflect the guidance in the Codification.

vi)  In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  The guidance also require those disclosures in summarized financial information at interim reporting periods.  The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the above mentioned guidance in the second quarter of 2009 did not have an impact on the Company's consolidated condensed financial statements. See Note 13 – Derivative Financial Instruments for the Company's disclosures about the fair value of financial instruments.

(vii) In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on the Company's consolidated financial statements.

Change in estimates

During the fourth quarter of 2008, the Company changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. These changes increased net income for the nine month period ended September 30, 2009 by $4.8 million, or $0.16 per share.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - continued

Change in accounting principle for drydocking costs

Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating Accounting Changes and Error Corrections. The new accounting principle has been applied retrospectively to all periods presented.

Consolidated balance sheets
	December 31, 2008			September 30, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Increase (decrease)
Deferred charges	7,771,342	373,702	(7,397,640)	5,937,432	365,781	(5,571,651)
Total long-term assets	248,078,206	240,680,566	(7,397,640)	294,351,928	288,780,277	(5,571,651)
Total assets	340,616,426	333,218,786	(7,397,640)	351,839,887	346,268,236	(5,571,651)
Retained earnings	28,744,133	21,346,493	(7,397,640)	18,369,181	12,797,530	(5,571,651)
Total shareholders equity	264,229,072	256,831,432	(7,397,640)	254,814,530	249,242,879	(5,571,651)
Total liabilities and shareholders equity	340,616,426	333,218,786	(7,397,640)	351,839,887	346,268,236	(5,571,651)

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - continued

Change in accounting principle for drydocking costs – continued

Consolidated statements of income
	Nine month Period Ended September 30, 2008			Nine month Period Ended September 30, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Income (expense)
Drydocking expenses	-	5,212,057	5,212,057	-	1,912,474	1,912,474
Amortization of drydocking and special survey expense and vessel depreciation	25,344,198	22,604,142	(2,740,056)	18,129,381	14,390,828	(3,738,553)
Total operating Expenses	55,933,487	58,405,488	2,472,001	42,992,563	41,166,484	(1,826,079)
Operating income	46,803,495	44,331,494	(2,472,001)	4,331,007	6,157,086	1,826,079
Net income / (loss)	46,189,684	43,717,683	(2,472,001)	(1,149,508)	676,571	1,826,079
Earnings (loss) per share, basic	1.52	1.44	(0.08)	(0.04)	0.02	0.06
Earnings (loss) per share, diluted	1.51	1.43	(0.08)	(0.04)	0.02	0.06

Consolidated statements of cash flow
	Nine month Period Ended September 30, 2008			Nine month Period Ended September 30, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Inflow (outflow)
Net income	46,189,684	43,717,683	(2,472,001)	(1,149,508)	676,571	1,826,079
Amortization of deferred charges	2,804,537	64,481	(2,740,056)	3,810,970	72,417	(3,738,553)
Increase/(decrease) in trade accounts payable	(969,822)	(707,275)	262,547	(789,716)	476,575	1,266,291
Drydocking expenses paid	(4,949,510)	-	4,949,510	(646,183)	-	646,183

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

3.	Inventories

This consisted of the following:

	December 31, 2008	September 30, 2009
Lubricants	1,410,063	1,370,319
Victualling	164,708	142,321
Bunkers	437,202	625,255
Total	2,011,973	2,137,895

4.	Vessels, net

The amounts in the accompanying condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2009	280,267,999	(48,304,393)	231,963,606
-Depreciation for the period		(14,390,828)	(14,390,828)
-Purchase of vessels	64,046,437	-	64,046,437
Balance, September 30, 2009	344,314,436	(62,695,221)	281,619,215

There were three vessel purchases in the nine month period ended September 30, 2009, M/V "Monica P", M/V "Eleni P" and M/V "Pantelis", for an aggregate price plus costs to make the vessels available for use of $64,046,437. Vessels M/V "Nikolaos P", and M/V "Ioanna P" which were classified as held for sale as of December 31, 2008 were sold during the period for aggregate net proceeds of $5,980,487.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

5.	Deferred Charges, net

This consisted of:

	Nine months ended September 30, 2008 (as adjusted Note 2)	Nine months ended September 30, 2009
Balance, beginning of the period	315,338	373,702
Additions	143,505	463,065
Deferred offering expenses reclassified to paid-in capital	-	(398,569)
Amortization of loan arrangement fees	(64,481)	(72,417)
Balance, end of the period	394,362	365,781

For the nine month period ended September 30, 2008, additions of $143,505 reflect deferred offering expenses related the Company's shelf registration. For the nine month period ended September 30, 2009, additions of $463,065 reflect loan fees of $208,000 for the loan drawn to finance the purchase of M/V "Monica P", M/V "Eleni P" and M/V "Pantelis" and $255,065 for deferred offering expenses. The deferred offering expenses of $398,569 were charged against paid-in capital from the Company's continuous offering program.

6.           Accrued Expenses

The accrued expenses account consisted of:
	December 31, 2008	September 30, 2009

Accrued offering expenses	-	103,521
Accrued payroll expenses	262,370	306,700
Accrued interest	182,716	92,661
Accrued general and administrative expenses	48,000	215,887
Accrued commissions	204,531	181,129
Other accrued expenses	508,849	547,901
Total	1,206,466	1,447,799

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V "Tasman Trader" was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day.  The charter rate was below the market rates for equivalent time charter prevailing at the time the vessel was acquired.  The present values of the below the market charter was estimated by the Company at $1,237,072 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $350,568 as amortization of the below market rate charters for M/V "Tasman Trader" for the nine month period ended September 30, 2008.  The below market rate charter for M/V "Tasman Trader" was fully amortized by December 31, 2008.

M/V "YM Xingang I" was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets.  Net voyage revenues included a reduction of $2,213,319 and $1,653,422 as amortization of the above market rate charter for M/V "YM Xingang I" for the nine month periods ended September 30, 2008 and 2009. The remaining unamortized fair value of the above market charter was $1,653,422 and $0 as of December 31, 2008 and September 30, 2009, respectively, and is recorded as a long term asset in the consolidated balance sheets. The above market rate charter for M/V "YM Xingang" was fully amortized by September 30, 2009.

M/V "Tiger Bridge" was acquired on October 4, 2007 with an outstanding time charter terminating on August 7, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $919,509 and $738,965 as amortization of the below-market rate charter for M/V "Tiger Bridge" for the nine month periods ended September 30, 2008 and 2009, respectively. The remaining unamortized below market rate charter was $738,965 as of December 31, 2008 and is recorded as a liability in the consolidated balance sheets. The below market rate charter for M/V "Tiger Bridge" was fully amortized by June 30, 2009.

M/V "Ioanna P" was acquired on November 1, 2007 with an outstanding time charter terminating on August 4, 2008 with a charter rate of $35,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $7,441,558 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $5,785,298 as amortization of the below-market rate charter for M/V "Ioanna P" for the nine month period ended September 30, 2008. The below market rate charter for M/V "Ioanna P" was fully amortized by December 31, 2008.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - Continued

M/V "Maersk Noumea" was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $962,456 and $2,007,408 as amortization of the below-market rate charter for M/V "Maersk Noumea" for the nine month periods ended September 30, 2008 and 2009, respectively. The remaining unamortized below market rate charter was $7,965,846 and $5,958,438 as of December 31, 2008 and September 30, 2009, respectively. The remaining unamortized amount as of September 30, 2009 will be amortized as follows: $669,136 in 2009, $2,676,544 in 2010, $1,888,347 in 2011, $570,132 in 2012 and $154,279 in 2013.

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 630 and Euro 655 per vessel in the nine month periods ended September 30, 2008 and 2009, respectively, under our Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $4,121,655 and $3,707,350 in the nine month periods ended September 30, 2008 and 2009, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 1, 2009 increasing the management fee by Euro 25 per vessel per day to Euro 655.  The Company's master management agreement with Eurobulk - effective as of October 1, 2006 and with an initial term of five years until September 30, 2011 – was amended and renewed for five years on February 7, 2008.

In addition to the vessel management services, Eurobulk provides us with management services for our needs as a public company. In the nine month periods ended September 30, 2008 and 2009 compensation for such services to us as a public company was $825,000 and $862,500, respectively, incremental to the management fee.  The compensation for executive services is adjusted annually for inflation every January 1st.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2008 and September 30, 2009, the amount due from related companies was $4,678,750 and $5,926,177, respectively. Interest earned on funds deposited in related party accounts is credited to the account of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for the nine month period ended September 30, 2009 of $62,490 were incurred for the sale of M/V "Nikolaos P" and M/V "Ioanna P". There were no sales of vessels in the nine month period ended September 30, 2008.  In the nine month period ended September 30, 2008, the Company bought M/V "Maersk Noumea" and Eurochart S.A. received a sales commission from the seller of the vessel. In the nine month period ended September 30, 2009, the Company bought M/V "Pantelis" and Eurochart S.A. received a sales commission from the seller of the vessel.  Commissions for chartering services were $1,304,268 and $588,389 in the nine month periods ended on September 30, 2008 and 2009, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders' percentage participation in these joint ventures was 78.7% and 78.7% in the nine month periods ended on September 30, 2008 and 2009, respectively.  Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. for the nine month period ended on September 30, 2008 and 2009 were $119,942 and $121,338, respectively to More, and $92,563 and $158,415, respectively to Sentinel. These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

The Company authorized Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on its behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with Royal Bank of Scotland ("RBS"), until the Company established its own separate FFA trading account. These six FFA contracts are for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. The Company collects the difference between the spot rate and the contract rate if the spot rate is lower or will pay it if it is higher. Settlement takes place monthly. An additional contract for 120 days to partly cancel one of the 2010 positions was done in August 2009. As of September 30, 2009, there were 120 and 365 days, respectively for 2009 and 2010, of these seven contracts that remained to be settled. The Company did not pay any fees to Eurotrade S.A. for its services. In November 2009, all outstanding contracts were transferred to the Company's own FFA trading account (see below).

As of January 1, 2009, the Company trades FFA contracts via its own trading account. During the nine month period ended September 30, 2009, the Company entered into FFA contracts totaling  285 vessel-equivalent days for calendar year 2009 and 660 days for 2010 of a modern panamax size vessel for a total of 765 days for 2009 and 1025 for 2010. As of September 30, 2009, 540 days of the 2009 contracts have been settled resulting in open positions of 225 days for the second half of 2009 and 1025 days for 2010. Eurotrade S.A. acted as an agent of the Company for entering into these contracts. The Company did not pay any fees to Eurotrade S.A. for its services.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 20088	September 30, 2009
Alterwall Business Inc. / Allendale Investments S.A	(a)	5,500,000	4,150,000
Salina Shipholding Corp.	(b)	5,000,000	4,350,000
Xenia International Corp	(c)	5,600,000	4,805,000
Prospero Maritime Inc.	(d)	11,275,000	9,625,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd / Diana Shipping Limited	(e)	12,000,000	9,750,000
Manolis Shipping Ltd.	(f)	9,040,000	8,560,000
Trust Navigation Corp. / Tiger Navigation Co.	(g)	7,600,000	5,350,000
Saf-Concord Shipping Ltd.	(h)	-	9,500,000
Eleni Shipping Ltd.	(i)	-	10,000,000
Pantelis Shipping Ltd.	(j)	-	13,000,000
		56,015,000	79,090,000
Less: Current portion		(12,450,000)	(13,550,000)
Long-term portion		$43,565,000	$65,540,000

The future annual loan repayments are as follows:

To September 30:
2010	13,550,000
2011	15,620,000
2012	9,295,000
2013	10,035,000
2014	18,710,000
Thereafter	11,880,000
Total	$79,090,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(a)
Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V "Ninos" and M/V "Kuo Hsiung" and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(b)
This loan is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V "Artemis", (ii) first assignment of earnings and insurance of M/V "Artemis", (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.  In August 2009, an additional $1,200,000 for a total of $1,500,000 has been restricted in the operating account held by the Company with the Bank to allow the vessel to comply with the hull cover ratio covenant. This amount is shown as "Restricted cash" under "Long-Term Assets" in the consolidated balance sheets.

(c)
This loan is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V "Tasman Trader", (ii) first assignment of earnings and insurance of M/V "Tasman Trader", (iii) a corporate guarantee of Euroseas Ltd., and (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

(d)
This loan is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V "Aristides N.P.", (ii) first assignment of earnings and insurance of M/V "Aristides N.P.", (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(e)
This loan is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V "Gregos", became a guarantor to the loan in March 2007. Diana Shipping Ltd, owner of M/V "Irini" is a guarantor to this loan. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V "YM Xingang I", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V "Irini" also financed by the same bank.

(f)
This loan is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. In August 2009, vessel M/V "Monica P" owned by the Company's wholly owned subsidiary, SAF-Concord Shipping Ltd., was added as collateral in order to ensure compliance with the hull cover ratio covenant. The loan is payable in thirty-two consecutive quarterly installments of $160,000 each, the first of which is due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly installment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V "Manolis P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(g)
This loan is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. The M/V "Ioanna P" secured the loan until the vessel was sold on January 12, 2009. In anticipation of such sale, on December 29, 2008, a replacement guarantee for the loan was put in place by Tiger Navigation Trust Corp., one of the Company's subsidiaries and the owner of M/V "Tiger Bridge".  On such date, Tiger Navigation Trust Corp. also granted the lender a first priority mortgage over M/V "Tiger Bridge" to secure the loan and its guarantee.  In August 2009, an additional guarantee was provided by the Company's wholly owned subsidiary, SAF-Concord Shipping Ltd., owner of vessel M/V "Monica P" in order to ensure compliance with the hull cover ratio covenant. On such date, SAF-Concord Shipping Ltd. also granted the lender a first priority mortgage over M/V "Monica" to secure the loan and its guarantee.   The loan is payable in four consecutive quarterly installments of $1,850,000 each, the first of which is due in February 2008, followed by four consecutive quarterly installments of $750,000 each, followed by four consecutive quarterly installments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly installment in November 2010. The interest is based on LIBOR plus a margin of 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V "Tiger Bridge", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(h)
This loan is a $10,000,000 loan drawn by Saf-Concord Shipping Ltd. on January 19, 2009. The loan is payable in twenty consecutive quarterly installments of $250,000 each, the first of which is due in April 2009, plus a balloon payment of $5,000,000 payable with the final quarterly installment in January 2014. The interest is based on LIBOR plus a margin of 2.50%. The loan is secured with the following: (i) first priority mortgage over M/V "Monica P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Saf-Concord Shipping Ltd. Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(i)
This loan is a $10,000,000 loan drawn by Eleni Shipping Ltd. on April 30, 2009. The loan is payable in 10 consecutive semi-annual installments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000, with a $4.6 million balloon payment to be paid together with the last installment. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment. The loan is secured with the following: (i) first priority mortgage over M/V "Eleni P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Eleni Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(j)
This loan is a $13,000,000 loan drawn by Pantelis Shipping Ltd. on September 29, 2009. The loan is payable in 32 consecutive quarterly installments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3.16 million balloon payment to be paid together with the last installment. The margin of the loan is 2.70% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Pantelis", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Pantelis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a personal guarantee of one shareholder.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $6,981,264 and $7,594,393 as of December 31, 2008 and September 30, 2009, respectively, and are shown as "Restricted cash" under "Current Assets" and "Long-Term Assets" in the consolidated balance sheets.

Interest expense for the nine month periods ended September 30, 2008 and 2009 amounted to $2,574,986 and $1,045,854, respectively.  At September 30, 2009, LIBOR for the Company's loans was on average approximately 0.3% and the average interest rate on our debt was approximately 1.6%.

10.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The total minimum revenues for non-cancellable contracts that expire in more than a year from September 30, 2009 are $28.9 million which are broken down to approximately $13.4 million, $13.2 million and $2.3 million for the twelve month periods ended on September 30th of 2010, 2011 and 2012, respectively. During the nine month period ended September 30, 2009, the Company has recognized approximately $1.7 million of revenue upon resolution of contingency related to the delivery date of a vessel.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

11.	Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	Nine months ended, September 30, 2008 (as adjusted Note 2)	Nine months ended, September 30, 2009
Income:
Net income	43,717,683	676,571
Basic earnings (loss) per share:
Weighted average common shares – Outstanding	30,409,078	30,593,401
Basic earnings per share	1.44	0.02
Effect of dilutive securities
Warrants	29,001	-
Incentive stock awards (Note 12)	117,016	49,553
Weighted average common shares – Outstanding	30,555,095	30,642,954
Diluted earnings per share	1.43	0.02

During the nine month period ended September 30, 2008, a total of 192,213 warrants were exercised and converted to 171,998 common shares for total proceeds of $1,810,922 (24,535 of these warrants were exercised through cashless exercise and converted to 4,320 shares). No warrants were exercised during nine month periods ended September 30, 2009.  As of September 30, 2009, the Company has outstanding warrants that entitle their holders to purchase 144,913 shares of common stock at an exercise price of $10.80 per share. The exercise price of outstanding 144,913 warrants was above the average market price of the Company's shares during nine month period ended September 30, 2009. Consequently, the Company's warrants were anti-dilutive and not included in the computation of diluted earnings per share for the nine month period ended September 30, 2009.

The Company initiated a continuous offering equity program on September 8, 2009 under which it may sell from time to time shares of common stock. During the nine month period ended September 30, 2009, specifically during September 2009, the Company sold under this program 134,100 shares at a average price of $4.94 per share resulting in net sales proceeds of $649,265 after commissions of $13,251. The Company recorded a $4,023 increase in share capital and $246,673 increase in paid-in capital after accounting for offering expenses of $398,569.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

As of September 30, 2009, there were 140,000 unvested restricted shares awarded the Company's 2007 Stock Incentive Plan (the "Plan") of which 100,000 shares correspond to awards to directors and officers of the Company and 40,000 shares to employees of Eurobulk. The shares are to vest on the following schedule: 70,000 shares each on November 16, 2009 and 2010, respectively.

All unvested restricted shares are conditional upon the grantee's continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee (accrued dividends are forfeited if shares do not vest). As of December 31, 2008 and September 30, 2009 the unvested restricted shares at the time had accrued dividends of $116,750 and $62,500, respectively. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $1,392,823 and $709,714 for the nine month periods ended September 30, 2008 and 2009, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's unvested shares as of September 30, 2009, and changes during the nine month period ended September 30, 2009, are presented below:

Unvested Shares	Shares	Grant-Date Fair Value
Unvested at December 31, 2008	235,000	$1,465,000
Granted	-	-
Vested	(70,000)	(770,000)
Forfeited	(25,000)	(135,000)
Unvested at September 30, 2009	140,000	$560,000

During the nine month periods ended September 30, 2008 and 2009, the fair value of vested shares based on the share price at the vesting date was $858,750 and $353,500, respectively.  As of September 30, 2009, there was $343,726 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan based on the closing stock price of $4.30 on September 30, 2009 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.691 years.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

13.           Financial Instruments

The loss for the nine month period ended September 30, 2009 arose from interest rate swaps and FFA contracts that did not meet the criteria for hedge accounting treatment. The loss for the nine month period ended September 30, 2008 arose from an interest rate swap contract that did not meet the criteria for hedge accounting treatment.  There were no FFA contracts for the nine month period ended September 30, 2008.

Effective July 14, 2008, the Company entered into an interest rate swap with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 3.99% on the relevant amount if the 3-month LIBOR is greater than 3.99%. If 3-month LIBOR is less than 3.99%, Eurobank receives an amount from the Company based on 3.99% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 3.99% no amount is due or payable to the Company. The swap is effective from July 14, 2008 to July 14, 2013. The interest rate swap did not qualify for hedge accounting as of December 31, 2008 or September 30, 2009.

Effective July 6, 2009, the Company entered into an interest rate swap with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 2.88% on the relevant amount if the 3-month LIBOR is greater than 2.88%. If 3-month LIBOR is less than 2.88%, Eurobank receives an amount from the Company based on 2.88% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 2.88% no amount is due or payable to the Company. The swap is effective from July 8, 2009 to July 8, 2014. The interest rate swap did not qualify for hedge accounting as of September 30, 2009.

The Company started using FFA contracts to hedge its exposure in the spot market in December 2008. As of September 30, 2009, the Company had sold FFA contracts on the Baltic Panamax Index ("BPI") for calendar years 2009 and 2010 totaling 765 (of which 540 days have been settled by September 30, 2009) and 1025 net days, respectively, at an average time charter equivalent date of approximately $12,150 and $12,650 per day, respectively in order to hedge its vessels employed in the spot market which is highly correlated with the BPI.  The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company will receive a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold (for example, January 2009 was settled based on 40 days as 40 of the 480 days sold by the Company referred to January 2009); if the average BPI for the month is greater than the contract rate the Company will make a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. The Company has paid $3,005,502 net for settlements of FFA contracts during the nine month periods ended September 30, 2009.  The FFA contracts did not qualify for hedge accounting as of December 31, 2008 or September 30, 2009.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

13.           Financial Instruments - continued

Minimum cash security deposit requirements for the FFA contracts of $2,146,365 and $218,295, respectively are shown as "Restricted cash" under "Current Assets" and "Long-Term Assets" in the consolidated balance sheets as of September 30, 2009, inclusive of $1,055,625 and $0, respectively,  for mark-to-market margin requirements. There was no margin requirement as of December 31, 2008.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2008	September 30, 2009
FFA contracts	Current assets - Derivatives	61,670	69,606
FFA contracts	Long-tem assets - Derivatives	68,038	113,227
Interest rate contracts	Long-tem assets - Derivatives	-	163,759
Total derivative assets		129,708	346,592

FFA contracts	Current liabilities - Derivatives	355,651	3,492,059
Interest rate contracts	Current liabilities - Derivatives	471,559	1,660,524
Total derivative current liabilities		827,210	5,152,583
FFA contracts	Long-term liabilities - Derivatives	990,140	452,969
Interest rate contracts	Long-term liabilities - Derivatives	1,709,888	778,592
Total derivative long-term liabilities		2,700,028	1,231,561
Total derivative liabilities		3,527,238	6,384,144

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Nine months Ended September 30, 2008	Nine months Ended September 30, 2009
FFA contracts – Fair value	Change in fair value of derivatives	-	(2,546,111)
FFA contracts - Realized loss	Change in fair value of derivatives	-	(3,005,502)
Interest rate – Fair value	Change in fair value of derivatives	(110,206)	(93,911)
Interest rate contracts - Realized loss	Change in fair value of derivatives	-	(305,058)
Total loss on derivatives		(110,206)	(5,950,582)

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

13.           Financial Instruments - continued

Fair value of financial instruments

The carrying values of cash, derivatives, trading securities, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities.

The relevant guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investments in trading securities and FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy represented by the closing price on the last day of the reporting period.  The Company's interest rate swap agreements are based on LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves. As of September 30, 2009 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, September 30 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$552,349	$552,349	-	-
Interest rate swaps, current and long-term portion	$163,759	-	$163,759	-
FFA contracts, current and long-term portion	$182,833	$182,833	-	-
Liabilities
Interest rate swaps, current and long-term portion	$2,439,116	-	$2,439,116	-
FFA contracts, current and long-term portion	$3,945,028	$3,945,028	-	-

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine month periods ended September 30, 2008 and 2009
(All amounts expressed in U.S. Dollars)

14.           Subsequent Events

We have evaluated subsequent events through November 30, 2009, the date the financial statements are issued.

a)
 On November 16, 2009, the Board of Directors declared a cash dividend of $0.05 per Euroseas Ltd. common share.  Such cash dividend will be paid on or about December 18, 2009 to the holders of record of Euroseas Ltd. common shares as of the close of business December 11, 2009.

b)
On November 4, 2009, the Board of Directors made awards of 165,000 of restricted stock to employees of the Company and other key persons. Half of the award will vest on July 1, 2010 and the remainder on July 1, 2011.

EUROSEAS LTD. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements
As of September 30, 2009 and for the Nine month Periods Ended
September 30, 2008 and 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD. (registrant)

Dated: November 30, 2009	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
President